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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, LLC
72 Cummings Point Road
Stamford, Connecticut 06902
(203) 890-2000
with a copy to:
Daniel Clivner, Esq.
Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars
Los Angeles, California 90067
(310) 407-7500
with a copy to:
Venu Raman Kumar
CBaySystems Holdings Limited
2661 Riva Road, Building 1000, 5th Floor
Annapolis, Maryland 21401
(410) 940-6900
with a copy to:
Philip S. Stamatakos, Esq.
Jones Day
77 West Wacker Drive
Chicago, Illinois 60601
(312) 782-3939

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBay Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,085,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,085,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBaySystems Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 amends the Schedule 13D filed on August 18, 2008 relating to shares of common stock, no par value per share, of MedQuist Inc., a New Jersey corporation (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to include the following:
     On November 4, 2008, CBay Inc. and KPE amended and restated the Promissory Note to extend the term until May 4, 2009 (the “Amended and Restated Promissory Note”). The interest rate on the Amended and Restated Promissory Note is 6.0% per annum during the period from November 4, 2008 through February 4, 2009 and 10.0% per annum thereafter. Like the original Promissory Note, the Amended and Restated Promissory Note is secured by a pledge of the Shares and guaranteed by CBaySystems. CBay Inc. must use the proceeds of any dividends on the Shares to repay any outstanding principal and accrued but unpaid interest on the Amended and Restated Promissory Note. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Promissory Note, a copy of which is attached as Exhibit E hereto and incorporated by reference herein.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
     The Reporting Persons anticipate requesting the Board to consider, subject to the directors’ fiduciary duties, the declaration and payment prior to May 4, 2009 of a dividend to all shareholders in an amount such that the pro rata portion thereof received by CBay Inc. will at least be sufficient to allow CBay Inc. to pay the amount it owes KPE under the Amended and Restated Promissory Note.
Item 5. Interest in Securities of the Issuer
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:
     (c) No transactions in the Common Stock of the Issuer were effected by the Reporting Persons since their most recent filing on Schedule 13D.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated as follows:
     1. Schedule I. Information with respect to directors and executive officers of CBay Inc., CBaySystems Holdings Limited and S.A.C. PEI CB Investment GP, Limited (previously filed with the original Schedule 13D)
     2. Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)
     3. Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)
     4. Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     5. Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     6. Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2008 CBAY INC.
By:	/s/ Venu Raman Kumar
	Name:	Venu Raman Kumar
	Title:	Vice Chairman and CEO

CBAYSYSTEMS HOLDINGS LIMITED
By:	/s/ Venu Raman Kumar
	Name:	Venu Raman Kumar
	Title:	Vice Chairman and CEO

S.A.C. PEI CB INVESTMENT, L.P. By: S.A.C. PEI CB Investment GP, Limited, its general partner
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PEI CB INVESTMENT GP, LIMITED
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PRIVATE EQUITY INVESTORS, L.P. By: S.A.C. Private Equity GP, L.P., its general partner By: S.A.C. Capital Management, LLC, its general partner
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PRIVATE EQUITY GP, L.P. By: S.A.C. Capital Management, LLC, its general partner
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. Capital Management, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

     Exhibit Index

Exhibit No.	Description

1	Schedule I. Information with respect to directors and executive officers of CBay Inc., CBaySystems Holdings Limited and S.A.C. PEI CB Investment GP, Limited (previously filed with the original Schedule 13D)

2	Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)

3	Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)

4	Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

5	Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

6	Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008